NEWS RELEASE

November 18, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has closed in escrow a Private Placement of 86,000 Units at a price of $0.70 per Unit.  Each Unit will consist of one flow-through common share and one non-flow-through common share purchase warrant entitling the holder to purchase one additional non-flow-through common share at a price of $1.00 per share for a period of 1 year from the Closing.

The Placement closed November 14, 2008.

The funds generated from the placement are to be used by the Company to fund its portion of the proposed continued exploration of the ATW diamond exploration project.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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